
parlay café
WORK | MEET | GATHER

Executive Summary

"Why doesn't somebody build a network of coffee shops for people like us? With a separate VIP Lounge like you find at the airport – soundproof phone booths, a few small conference rooms - away from the grinders, blenders and screaming kids…"

Parlay Café provides a unique environment that enables members and guests to work alone, meet others, and attend gatherings or events. Business professionals can purchase an hourly, daily, monthly or annual pass. Additionally, there are several private meeting and conference rooms available that accommodate up to 45 people, as well as mobile phone pods that provide a soundproof environment for private cell phone calls. A full-service espresso bar in the lobby is open to the public for coffee drinks and light fare.

Parlay Café Fills an Un-Recognized Niche:

- Coffee Shops are great except they aren't
- WeWork is too big, too few & too much
- For every Co-Worker there are hundreds of potential Parlayers

Competition: There is no direct competitor for our concept. Parlay Café can be compared to a coffee shop or a co-working space, but it is very different from either.

Business Model - Three Balanced Revenue Streams:

- Day Pass & Membership Fees (33%)
- Conference & Meeting Rooms (33%)
- Food & Beverage Revenue (34%)

Market Opportunity: The opportunity is international, starting with 1,000 units in the US in both major and small markets, deploying both company owned and franchised locations.

Team: The Parlay Café executives have extensive backgrounds in successfully launching startup companies over the past 20 years

Proof Of Concept: Our first store opened in Temecula, CA in April 2019 and broke even in month five, proving the viability of our concept. We are now ready to open new company stores and complete the franchising process!

Exit Strategy: Merger or acquisition by year five during our aggressive growth to 1,000 units.

Our Ask: $1,000,000 to open 4-5 new locations and to complete our franchise offering.



Single Store Monthly Metrics:

Day Passes & Membership:	$7,500
Conference & Meeting Room:	$7,500
Food & Beverage:	$8,000
Projected Monthly Revenue:	$23,000
Monthly Overhead/Expenses:	$13,000
Projected Monthly Net:	**$10,000**

NOTE:
Projections shown here are forward-looking figures and cannot be guaranteed.

Covid-19 Pandemic:
While we are optimistic that our concept will thrive in the aftermath of this pandemic, there may be factors not yet known or realized that could have a negative impact.



Estimated Valuation:

$3,500,000

(Berkus Method)

Invest Via:

Simple Agreement for Future Equity (SAFE)

Don Mastrangelo
(808) 265-6030
don@parlay.cafe

www.parlay.cafe

parlay café
WORK | MEET | GATHER